

June 11, 2010

Mr. Gary T. Krenek
Chief Financial Officer and Senior Vice President
Diamond Offshore Drilling, Inc.
15415 Katy Freeway
Houston, TX 77094

> **Re: Diamond Offshore Drilling, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 23, 2010**
> **Response Letter Dated May 20, 2010**
> **File No. 1-13926**

Dear Mr. Krenek:

It has come to our attention that the letter you received from us dated June 10, 2010 inadvertently omitted the following comment. Please consider this comment as part of our letter dated June 10, 2010 and respond accordingly.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Financial Statements

Note 6- Financial Instruments and Fair Value Disclosures, page 70

1.   We have read your response to prior comment 5 concerning your contract in which a portion of the dayrate will be paid to you through the conveyance of a 27% net profits interest (NPI) in a minimum of 5 developmental oil-and-gas properties covering six wells owned by your customer. Please supply us with the following additional information:

   - Provide us with the name of the counterparty to the agreement.

   - Tell us the current status of the wells in which you have the NPI (e.g. drilling in progress, producing, etc.). For wells where drilling is in progress, tell us the estimated date production will begin. For wells that are currently producing, please tell us the current production rate per day.

- Explain to us if your dayrate contract is to drill the wells in which you have received the NPI and if you have any other performance obligations to this customer at your balance sheet dates.

- Tell us if you have any alternative recourse against the customer other than the 27% net profit interest should it be unable to pay for services performed.

- Clarify for us the coverage ratio between a 27% NPI in the future net profits of the properties in which you have the NPI and your accounts receivable at December 31, 2009 and March 31, 2010. In addition, please provide us with a detailed explanation of the significant economic assumptions that form the basis for your conclusion that the 27% NPI is sufficient to collect your accounts receivable at your balance sheet dates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tracie Towner at (202) 551-3744, or Mark Shannon, Branch Chief, at (202) 551-3299, if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265, or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief